SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN*
(Full Title of Plan)

*Formerly known as First Tennessee National Corporation Savings Plan and Trust

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits,
December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits,
Year ended December 31, 2004	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004	9

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

Report of Independent Registered Public Accounting Firm

The Pension, Savings and Flexible Compensation Committee of First Horizon National Corporation:

We have audited the accompanying statements of net assets available for benefits of First Tennessee National Corporation Savings Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 24, 2005

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments (note 6):
First Horizon National Corporation, common stock	$352,091,786	$376,329,246
Money market and stable value funds	55,782,390	54,246,392
Mutual funds	195,222,349	145,305,323
Participant loans	16,599,849	14,510,704
Segregated participant investments	1,906,001	5,156,535
Total investments	621,602,375	595,548,200

Cash	1,494,755	518,869
Receivables:
Employee contributions	639,278	290,308
Employer contributions	273,610	86,756
Interest	3,611	3,183
Dividend	3,555,482	3,409,633
Due from broker	966,597	666,072
Total receivables	5,438,578	4,455,952
Total assets	628,535,708	600,523,021
Liabilities:
Benefits and loans payable	149,056	701,610
Excess contributions payable	141,856	398,529
Income taxes payable (note 4)	11,206	15,462
Due to broker	1,390,681	56,284
Other liabilities	267,498	209,258
Total liabilities	1,960,297	1,381,143
Net assets available for benefits	$626,575,411	$599,141,878

See accompanying notes to financial statements.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2004

2004
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 6)	$2,644,240
Interest income	728,345
Dividend income	22,321,845
Total investment income	25,694,430
Contributions:
Participants	36,378,258
Employer	15,925,943
Rollovers	3,359,490
Total contributions	55,663,691

Other income, net	15,755
Total additions	81,373,876
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	52,958,852
Corrective distributions	179,297
Administrative expenses	802,194
Total deductions	53,940,343
Net increase	27,433,533
Net assets available for benefits:
Beginning of year	599,141,878
End of year	$626,575,411

See accompanying notes to financial statements.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Notes to Financial Statements
December 31, 2004 and 2003

(1) Plan Description

The following description of First Tennessee National Corporation Savings Plan and Trust (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan established April 23, 1978, for qualified employees of First Horizon National Corporation, formerly First Tennessee National Corporation, and certain affiliates (the Company) to provide a savings plan for those employees. First Tennessee National Corporation changed its name effective April 21, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Savings Committee. Nationwide Trust Company, FSB (NTC) serves as Trustee of the Plan. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the boundaries of investment options available to active participants and defer payment of benefits. These accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company's primary affiliate. The 401(k) Company serves as recordkeeper of the Plan.

(a) Contributions
Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours of service. A participant may authorize payroll deductions from 1% to 100% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make pre-tax contributions (from 1% to 90% of eligible pay) and after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

The Company makes two types of contributions on behalf of participants to the Plan – Company matching contributions and Company savings contributions. After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in the First Tennessee National Corporation Stock Fund (ESOP), except First Horizon Home Loan participants. First Horizon Home Loan participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in any of the investment options.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Notes to Financial Statements
December 31, 2004 and 2003

The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants' Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. All Company contributions, and allocated earnings or losses thereon, are 100% vested.

(b) Payment of Benefits
On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and Profit Sharing contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of stock. Also, annually, a participant may request a withdrawal of certain contributions invested in the ESOP in the form of First Horizon National Corporation stock.

(c) Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions and Plan earnings, and is charged with an allocation of asset management fees, Plan losses and certain other recordkeeping expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d) Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate at the time of the participant's request of the loan. Principal and interest is paid ratably through payroll deductions. Up to three loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Notes to Financial Statements
December 31, 2004 and 2003

(2) Summary of Significant Accounting Policies

(a) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b) Investment Valuation and Income Recognition
Investments in mutual funds and the money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the common/collective trust (stable value funds) is stated at fair value as determined by the issuer based on the fair value of the underlying investments. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. Loans to participants are stated at the unpaid principal balance, which the Plan's management believes approximates fair value.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

(c) Reclassification
Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

(d) Contributions
Participant contributions are recognized when withheld, and Employer contributions are recognized when due. Rollovers are recognized when approved by the Plan Sponsor.

(e) Benefit Payments
Benefits paid to participants or beneficiaries are recognized when requested and approved for payment.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Notes to Financial Statements
December 31, 2004 and 2003

(f) Administrative Expenses
Administrative expenses are recognized when incurred.

(3) Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(4) Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan's management believes that the Plan remains in compliance with the applicable requirements of the IRC.

The income tax payable of $11,206 and $15,462 as of December 31, 2004 and 2003, respectively, represents participant taxes for early withdrawal. These taxes are withheld by the Plan Sponsor on behalf of the participant and remitted to the IRS.

(5) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Highland Capital Management Corporation and Martin & Company, Inc., wholly-owned subsidiaries of the Plan Sponsor. Therefore, transactions related to these mutual funds, as well as transactions related to FHNC common stock, qualify as party-in-interest transactions. In 2004 and 2003, FTBNA, an affiliated company, charged trustee fees of $646 and $500,322, respectively. These amounts are reflected in administrative expenses in the accompanying financial statements.

(6) Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2004 and 2003:

	2004	2003

First Horizon National Corporation - Common Stock	$352,095,580	$376,335,948
First Funds Core Equity I	61,659,809	63,250,373
Fidelity Institutional Government Portfolio	--	46,167,388
Royce Premier Fund	45,159,301	30,081,839
First Funds US Government Portfolio	40,488,692	--

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Notes to Financial Statements
December 31, 2004 and 2003

For the period ended December 31, 2004, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $2,644,240, as follows:

2004

First Horizon National Corporation – Common Stock	$(8,302,613)
Mutual Funds	10,732,907
Segregated Participant Investments	213,946

$2,644,240

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004 and 2003:

	2004	2003

Net assets available for benefits per the financial statements	$626,575,411	$599,141,878
Increase in benefits payable	1,665,739	783,712

Net assets available for benefits per the Form 5500	$624,909,672	$598,358,166

The above increase in benefits payable is recorded as a liability in the Plan's Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2004 and 2003:

	2004	2003

Benefits paid to participants per the financial statements	$52,958,852	$43,274,855
Less: accrual for prior year	(783,712)	(704,081)
Add: accrual for current year	1,665,739	783,712

Benefits paid to participants per the Form 5500	$53,840,879	$43,354,486

(8) Subsequent Event

Effective January 1, 2005, the Plan Sponsor changed the name of the Plan to the First Horizon National Corporation Savings Plan.

FIRST TENNESSEE NATIONAL CORPORATION
SAVINGS PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2004

(a)	(b)	(c)	(e)

		Description of investment
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	value

	AllianceBernstein Capital Reserve	Money market fund	$37,277
	Fidelity Institutional Government Portfolio	Money market fund	440,987
*	First Funds US Government Portfolio	Money market fund	40,488,692

	Amvescap National Trust Company	Common collective trust - stable value fund	15,256,421

	Dodge & Cox Balanced Fund	Mutual fund	25,632,633
*	First Funds Capital Appreciation I	Mutual fund	6,534,578
*	First Funds Core Equity I	Mutual fund	61,659,809
*	First Funds Intermediate Bond I	Mutual fund	19,224,980
	Harbor Fund International Fund	Mutual fund	19,822,942
	Royce Premier Fund	Mutual fund	45,159,301
	Vanguard 500 Index Fund - Admiral	Mutual fund	17,188,106

	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	121,172
	Federal Home Loan Mortgage Corporation	U.S. government agency pool #182031, 10.0%, due 12/1/2010	263

	Cross A T Company	Corporate stock	4,950
	Deltic Timber Corporation	Corporate stock	24,239
	Dow Jones & Company, Inc.	Corporate stock	43,060
	JP Morgan Chase & Company	Corporate stock	28,087
	Merrill Lynch & Company, Inc.	Corporate stock	567,815
	Miller Herman, Inc.	Corporate stock	110,520
	Murphy Oil Corporation	Corporate stock	321,800
	Parametric Technology Corporation	Corporate stock	8,152
	Servicemaster Company	Corporate stock	93,082
	Supervalu, Inc.	Corporate stock	138,080

*	First Horizon National Corporation	First Horizon National Corporation
		Common stock fund, 8,167,376 shares	352,095,580

*	Various participants	Loan fund, interest rates ranging from 4.0% to
		9.5% with varying maturity dates, collateralized
		by participants' right, title and interest in and to
		the Plan	16,599,849
			$621,602,375

* Indicates party-in-interest to the Plan.

Note: Column d (Cost) has been omitted as it is not required for participant or beneficiary directed transactions under an individual account plan.

See accompanying independent auditors' report.

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1. Consent of Accountants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee of the First Horizon National Corporation Savings Plan ("Plan") has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN
Date: June 27, 2005	By:	/s/ Sarah L. Meyerrose Sarah L. Meyerrose Executive Vice President-Corporate and Employee Services and Chairperson of Savings Plan Committee

EXHIBIT INDEX

Item	Description	Page
1.	Consent of Accountants